November 30, 2022	Baker Tilly US, LLP 18500 Von Karman Avenue, 10th Flr. Irvine, CA 92612 United States of America T: +1 (949) 222-2999 F: +1 (949) 222-2289 bakertilly.com

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Dear Sirs/Mesdames:

Re: C21 Investments Inc. (the "Company") - Change of Auditor

As required by National Instrument 51-102 - Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor dated November 30, 2022 given by the Company to Marcum LLP and ourselves.

Based on our knowledge of such information at this date, we agree with the statements pertaining to our firm set out in the Notice.

Yours truly,

BAKER TILLY US, LLP

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